THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Elliott N. Taylor, Esq.**
Admitted only in California*
Admitted only in Utah**

October 4, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Geoffrey Kruczek

Re:         China Youth Media, Inc.
Form 8-K
Amended August 10, 2011

Form 10-Q for the quarterly period ending June 30, 2011
Filed August 22, 2011

File No. 000-33067

Dear Mr. Kruczek:

On behalf of China Youth Media, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated September 9, 2011, regarding the above-listed (a) Current Report on Form 8-K filed on June 27, 2011, and amended on August 10, 2011,  and (b) Quarterly Report on Form 10-Q filed on August 22, 2011.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

1.	It is unclear from your response to prior comment 1 how the factors you cite support your determination that no disclosures were required pursuant to Items 2.01(f), 5.01(a)(8) and 5.06 of Form 8-K:

•
While your financial statements for the quarter ended March 31, 2011 may reveal property and equipment, it is unclear how you determined that those assets, and your total assets, are not nominal.  In this regard, we note it appears that more than half your assets as of that period relate to amounts loaned to you by the third party who was hired to assist you effect a reverse merger transaction;

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
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CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

In the Commission’s Release No. 33-8587, Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, effective August 22, 2005, wherein the definition of a shell company was adopted, the Commission declines to define the term “nominal,” stating that “we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous.”  We note that Black’s Law Dictionary defines “nominal” as:

titular; existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like, in comparison to what might properly be expected, as scarcely to be entitled to the name; e.g., a nominal price.

Considering that the Company at the time was and remains a “small business issuer”, the scope of its operations, sales and marketing efforts have been constrained by its capital resources, but at no time did its operational efforts lapse.  Moreover, at no time have such operations been “not real” or existing in name only.”

The Staff’s comment above makes reference to a certain percentage of assets being on “loan” from a third party.  The assets “borrowed” were cash, an asset used by the Company in its operations, and it is worth noting here that the Commission goes on to say about percentages and ratios in its adopting release that “quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented.”  The Commission’s intent, therefore, in not adopting a quantifiable definition or test for “nominal” is to prevent (or certainly not aid) circumvention of their regulations and the fraudulent misuse of shell companies.  We respect that intent in our analysis contained herein.

This company is in the business of media and advertising, focused on the Chinese youth market.  The property and equipment as of March 31, 2011, consisted of computer software and equipment valued at over $100,000, and office furniture and equipment valued at almost $8,000 (both before depreciation).  This type of assets is consistent with a media and advertising company.  Therefore, part one of our analysis was to consider whether or not there are any assets other than cash, and if there are, are they consistent with the type of business?  The answer to both questions is yes.

We noted that prepaid office rent was an asset.  A shell wouldn’t normally lease office space, and consistent with needing a place to keep over $100,000 in computer software and equipment, the Company leases an office.

With respect to cash, at March 31, 2011, the Company had over $50,000 in cash.  We noted that not only did the company have cash on hand, it had much more cash on hand than it did at December 31, 2010.  A review of the cash flow statement indicates that cash came from 3 sources, which are revenues, loans from related parties, and loans from third-parties.  The final part of our analysis is that, a company generating revenues, and a company that is able to borrow money from a third-party, are indications of business activities not usually considered nominal.

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

•
You state you were an “operating company” and that you had revenues and operating expenses during the period ended March 31, 2011.  Yet given the amounts of those financial line items and nature and extent of your operations, as set forth in your disclosure, it is unclear how you determined your operations were not nominal.  We note, for example, your disclosure on pages 3-4 of your most recent annual report on Form 10-K and page 16 of your Form 10-Q for the period ended March 31, 2011 regarding “Termination Agreements” and substantial reduction in operations and termination of employees.  Given these and your other disclosures, along with your disclosure regarding the agreement with an unrelated third party, it continues to appear that your operations were nominal; and

The Form 10-Q correctly discloses that the “decrease in operating expenses is attributable [to] significant decreases in salaries and employee benefits, . . ..”  Note that the disclosure is a decrease in salaries and employee benefits, not the total elimination.  The Form 10-Q goes on to disclose that the company “substantially reduced our operations and terminated various employees.”  Again, we draw your attention to the disclosure of reductions and termination of various employees, not elimination and reduction of all employees.  Salaries and benefits for the quarter ended March 31, 2011 were $15,000 (not zero), and consulting fees (some of which was identified as related to operations in China) during the same time were $45,000; both are indications that operations were ongoing at a measurable (i.e. more than nominal) level.

Revenues for the quarter ended March 31, 2011 were from “the aggregation and distribution of international content and advertising for Internet consumption in China.”  This source of revenue is very consistent with the Company’s disclosed line of business, and coupled with the related operating expenses, are therefore not indicative of nominal operations.

•	Clarify what you mean by “continued to operate” four subsidiaries.

All four subsidiaries remained in existence and, with the exception of Rebel Crew Films, Inc., which was identified in the Form 10-Q as having no operations, were conducting business in their normal course.  This statement was meant to state as much, as opposed to dissolved or un-operational subsidiaries that are more indicative of nominal operations.

Please revise accordingly.  Please also provide us with a copy of the agreement with the third party to assist in effecting a reverse merger.

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

The Company’s response to each of the subsections of comment number one were provided above, however no revisions were made to the 8-K/A as none of the topics were discussed therein.  A copy of the Letter Agreement dated March 29, 2011 by and between the Company and Latitude 20, Inc. has been added to the Form 8-K/A as Exhibit 10.7.

Introductory Statement

2.	You should not imply that the staff comment process involved your receipt of comments from the Commission itself or that the Commission otherwise reviewed your document. Please revise accordingly.

The Introductory Statement was revised to reflect that the staff of the Commission has issued comments, not the Commission itself.

Item 1.01  Entry Into a Material Definitive Agreement

3.	Please revise to clarify the “consulting services” rendered under the Business Consulting Agreement.

The following sentence was added to the applicable paragraph:

“These consulting services included facilitating negotiations between the parties, and introducing and assisting various professionals that were retained by the parties.”

Item 2.01  Completion of Acquisition of Disposition of Assets

4.
We refer to your response to comment 4 indicating you anticipate spinning off or liquidating all of the former China Youth Media, Inc. subsidiaries.  Please tell us how you intend to effect the disposition and when you expect this to be completed.

Because each is a wholly-owned subsidiary, any assets will be distributed to the Company, and any liabilities assumed by the Company.  Once all required final tax returns and other regulatory filings have been filed, the entities will be dissolved.  Management anticipates this will be completed by December 31, 2011.  The disclosure has been revised accordingly.

Item 3.02 Unregistered Sales of Equity Securities

5.
Please expand your revisions in response to prior comment 5 to clarify how the former Midwest shareholders “were familiar with [y]our operations” and the number of shareholders to whom you issued shares.

There were twelve (12) Midwest shareholders, and they were familiar with our operations following extensive meetings with our management.  The disclosure was revised accordingly.

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Item 5.01 Changes in Control of Registrant

6.
We note your response to prior comment 7.  Given the last sentence of note 9 and disclosure regarding the terms of the “Voting Agreement,” it appears Mr. Rifkin has or shares voting power over the shares held by Nova Scotia Limited.  Please revise your table accordingly.

Footnote 10 was added to the line items for Nova Scotia Limited and Jay Rifken.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

7.
We note your response to our prior comment 9 and your revised disclosure.  Please clarify what you mean by “various combinations of chemical formulations used during the tests in which they were involved.”

The disclosure was revised to better describe and replace the above with the following:

“including development of clean and energy efficient technologies for coal-fired boilers and proprietary chemical mixtures described as Sorbent Enhancing Additives, (SEAtm) to mitigate mercury emissions, as established by full scale, long term testing in 7 coal-fired power plants in North America.”

Exhibit 10.1

8.
Please expand your response to prior comment 11 to clarify the significance of the provision you cite in the first paragraph given that the agreement appears to have been filed pursuant to Regulation S-K Item 601(b)(10).  In any event, please provide us with copies of all omitted attachments, including the Disclosure Schedule to which you refer and Exhibits mentioned in Section 11.11.

The Merger Agreement has been re-identified as Exhibit 2.1 and thus filed under S-K Item 601(b)(2).  The only exhibit to the agreement is Exhibit A, which is the Certificate of Designations, which has already been included as Exhibit 3.1 to the Form 8-K/A.  The Disclosure Schedule will be provided to you supplementally as an attachment to this comment response letter.

Exhibit 99.3

Pro Forma Financial Information, page 1

9.	If it is determined that China Youth Media was not a shell in response to comment 1 above and the transaction qualifies to be recorded as a reverse merger, please address the following:

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

•
Revise to clarify the accounting for the reverse merger transaction and tell us how you considered the guidance in FASB ASC 805-20.  In addition, tell us how you considered whether the planned spin-off or dissolution should be reflected in the pro forma information.

We have revised our disclosure to clarify the accounting for the reverse merger transaction and we have also clarified our disclosure pursuant to FASB ASC 805-20.

Additionally, we have revised our pro forma financial information to report the financial information of Youth Media (BVI) Limited, Youth Media (BVI) Limited, Youth Media (Hong Kong) Limited, Youth Media (Beijing Limited) and Rebel Crew Films, Inc. as discontinued operations within the pro forma financial statements.

•
Further, clarify the periods for which you have provided pro forma information and tell us the reason that you have not provided pro forma information for the periods required by Rule 8-05 of Regulation S-X.

We have revised our disclosure to include pro forma financial information for the balance sheet period ended March 31, 2011 and the statements of operations for the three month period ended March 31, 2011 and for the year ended December 31, 2010 pursuant to Rule 8-05 of Regulation S-X.

•	Tell us why you have not provided earnings per share information in your pro forma statement of operations. Refer to FASB ASC 805-40-45-3 to 45-5.

We have revised our pro forma financial information to include earnings per share calculation for the year ended December 31, 2010 and for the three months ended March 31, 2011.

Form 10-Q for the quarterly period ending June 30, 2011

Consolidated Balance Sheets, page 3

10.	Please revise each of the financial statements presented on pages 3 to 5 to indicate the interim periods are unaudited.

We have revised our financial statements presented on pages 3 to 5 to indicate the interim periods are unaudited.

Management’s Discussion and Analysis…, page 16

11.	Please tell us whether you expect to have any continuing involvement in the discontinued operations. Refer to FASB ASC 205-20-5-6.

We have revised our management’s discussion and analysis to note that management will have no significant involvement with the discontinued entities.

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Results of Operations, page 18

12.
For each financial line item discussed in your quarterly filings for periods other than first quarter Form 10-Qs, please revise to include a discussion of both the current quarter results compared to the same quarter the prior year, as well as the current year to date results compared to the same period the prior year.  In that regard, we note that this discussion is omitted from your discussion of operating expenses, and cost of sales.

We have updated our operating expenses and cost of sales to include separate discussions for the three months ended June 30, 2011 and 2010 and the six months ended June 30, 2011 and 2010.

Operating expenses, page 18

13.	We see you indicated operating expenses were $1,160,000 for the quarter ended June 30, 2010. Please tell us why this is not $26,167 as indicated in your statement of operations on page 4.

We have amended our disclosure to indicate that operating expenses were $26,167 for the three months ended June 30, 2010.

14.
We reference your discussion of changes from prior periods related to license maintenance fees, research and development expenses and stock based compensation.  Please revise to discuss and quantify all material factors that contributed to significant changes.

We have revised our operating expenses disclosure to discuss and quantify all material factors that contributed to significant changes to our license maintenance fees, research and development expenses and stock based compensation for the three and six months ended June 30, 2011 and 2010.

Liquidity and Capital Resources, page 19

15.	Please tell us your anticipated cash requirements over the next 12 months. See FRC 607.02.

We have revised our disclosure and include a discussion of our anticipated cash requirement over the next 12 months.

16.	We refer to your disclosure on page 20 describing your operating activities. Please revise to discuss the year to date period rather than the current quarter.

We have revised our disclosure describing our operating activities to discuss the year to date period rather than the current quarter.

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Exhibits 31.1 and 31.2

17.
We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

In future filings and in our amended 10-Q we will revise our certification to not include the individual’s title.

18.	In future filings, please update the following certification disclosures:

•	In paragraph 4(a), after the phrase “relating to the registrant”, insert the phrase “including its consolidated subsidiaries”;

•	In paragraph 4(a), after the phrase “is made known to us by others”, insert the phrase “within those entities”; and

•	In paragraph 4(c), change the phrase “disclosure controls” to “disclosure controls and procedures”.

We will update our amended 10-Q and future filings to include the phrases noted above.

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Sincerely,

/s/ Brian A. Lebrecht, Esq.
Brian A. Lebrecht, Esq.

October 4, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Geoffrey Kruczek

Re:         China Youth Media, Inc.
Form 8-K
Amended August 10, 2011

Form 10-Q for the quarterly period ending June 30, 2011
Filed August 22, 2011

File No. 000-33067

Dear Mr. Kruczek:

China Youth Media, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about October 4, 2011:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Richard MacPherson
Richard MacPherson,
President